Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP Investor Relations, Teleph: +4722544411

SUPPL

Date: 14.02.07

ORK – Proceeds from economic interest

We refer to Orkla's notice to Oslo Stock Exchange 5 February 2007 regarding Orkla's economic interest in the outcome of Good Energies Investments (GEI) sale of their remaining 4 % of Renewable Energy Corporation ASA.
GEI has now sold their remaining shares and Orkla will receive proceeds of NOK 270 million from this sale.

Notice to Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

ORK- The Board of directors' proposals to Orkla's AGM

The Ordinary Annual General Meeting of Orkla ASA will be held at Gamle Logen, Oslo, Thursday 19 April 2007 at 3.00 p.m.

The Board of Directors has proposed the following resolutions to Orkla's General Meeting:

1)
The Board of Directors proposes a ordinary share dividend for 2006 of NOK 10.00 per share, up from NOK 7.50 in 2005.
The shares will be quoted exclusive of the dividend on 20 April 2007.
Subject to the decision of the General Meeting regarding the share dividend, the dividend will be paid on 3 May 2007 to shareholders of record as of the date of the Ordinary General Meeting (before share split).

2)
The Board of Directors thereafter proposes to the General Meeting that the par value of the Orkla-share is changed from NOK 6.25 to NOK 1.25 by a 5:1 split. Total number of shares will increase from 208 286 194 to 1 041 430 970.

3)
The Board of Directors proposes to the General Meeting of Orkla ASA to reduce share capital by NOK 6 250 000 from NOK 1 301 788 712.50 to NOK 1 295 538 712.50 by redeeming (amortising) 5.000.000 shares owned by Orkla ASA. The number of shares in the company will be reduced from 1 041 430 970 to 1 036 430 970. The amount by which the share capital is reduced will be used to cancel the company's own shares.

4)
The Board of Directors proposes to the General Meeting of Orkla ASA to give the Board of Directors authorisation to increase share capital through the subscription of new shares with an aggregate nominal value of up to NOK 90 000 000, divided between maximum of 72 000 000

shares, each with a nominal value of NOK 1.25. The authorisation may be used for one of more share issues.

The number of shares refer to in head 3 and 4 assume that the proposal from the Board of Directors to split the share into 5 is adopted.

Orkla ASA,
Oslo 14 February 2007

Contacts Orkla Investor Relations:
Rune Helland, Tel: +472254 4411
Siv M. Skorpen Brekke, Tel.: +472254 4455

"Exemption No. 82-3998"

FOURTH QUARTER 2006

KEY FIGURES FOURTH QUARTER FOR ORKLA ASA

	1.1.-31.12.		1.10.-31.12.	
Amounts in NOK million	**2006**	2005	**2006**	2005
Operating revenues	**52,683**	47,307	**14,580**	12,646
Operating profit before amortisation and other revenues and expenses	**5,084**	4,494	**1,652**	1,258
Profit before taxes	**8,525**	6,949	**2,965**	1,536
Earnings per share diluted (NOK)	**54.3**	28.1	**12.4**	7.9
Cash flow from operations	**4,555**	3,765	**1,964**	1,577
Net interest-bearing debt	**11,420**	16,036		
Equity (%)	**60.4**	50.8		
Net gearing	**0.24**	0.42		

OPERATING REVENUES


NOK million
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
1Q 2Q 3Q 4Q
2005
1Q 2Q 3Q 4Q
2006

OPERATING PROFIT*


NOK million
1 800
1 600
1 400
1 200
1 000
800
600
400
200
0
1Q 2Q 3Q 4Q
2005
1Q 2Q 3Q 4Q
2006

* Before amortisation and other revenues and expenses

THE FOURTH QUARTER IN BRIEF

- Operating profit before amortisation increased by 31 % in the fourth quarter to NOK 1,652 million compared with 2005. All business areas reported profit growth.
- In the Branded Consumer Goods area, Orkla Brands strengthened its market positions and achieved underlying[2] revenue growth of almost 9 % in the fourth quarter. Orkla Foods reported good profit growth in the Nordic market.
- Speciality Materials had another good quarter, driven by continued strong volume growth for Sapa and a high level of profit from financial power trading.
- The return on the share portfolio was 11.8 % in the fourth quarter. High realisation of gains contributed to a book profit of more than NOK 1.7 billion (NOK 422 million)[1].
- Group profit before tax totalled NOK 2,965 million in the fourth quarter (NOK 1,536 million)[1]. Earnings per share (diluted) amounted to NOK 54.3 in 2006, compared with NOK 28.1 in 2005. Gains from discontinued operations amounted to NOK 19.9 per share.
- On 21 November, Orkla signed a letter of intent with Alcoa to form a new jointly-owned company based on Sapa's and Alcoa's aluminium profile businesses. Orkla will be the majority shareholder in the new company and the aim is to sign a final agreement in the first half of 2007.
- On 5 February 2007 Orkla purchased another 12.48 % of the share capital in the Renewable Energy Corporation (REC). As a result of this transaction, the Group's total ownership share in REC is now 39.99 %.

[1] The figures in brackets refer to the corresponding period of the previous year.
[2] Excluding acquisitions, divestments and currency translation effects.

More information about Orkla is available at **www.orkla.com**

MAIN TRENDS

Group operating revenues in the fourth quarter totalled NOK 14,580 million (NOK 12,646 million)[1]. Volume growth was once again strong in the fourth quarter for Sapa, and high aluminium prices contributed to substantial revenue growth. Sapa's underlying[2] operating revenues increased by 28 % compared with the same quarter in 2005. In the Branded Consumer Goods area, new businesses contributed with approximately NOK 400 million in operating revenues. Orkla Foods, and Orkla Brands in particular, reported sales growth in the Nordic region, while the trend was somewhat more mixed outside the Nordic market. All in all, the Branded Consumer Goods area reported a 3 % rise in underlying[2] revenues. In the fourth quarter, NOK strengthened against USD but weakened against EUR-related currencies. Currency translation effects boosted operating revenues by more than NOK 400 million in the fourth quarter, while the effect for 2006 as a whole was just over NOK 370 million. Full-year operating revenues amounted to NOK 52,683 million (NOK 47,307 million)[1].

Group operating profit before amortisation was NOK 1,652 million in the fourth quarter (NOK 1,258 million)[1]. For 2006 as a whole, operating profit before amortisation was NOK 5,084 million (NOK 4,494 million)[1].

Compared with a relatively weak fourth quarter in 2005, Orkla Brands achieved 17 % underlying[2] growth in operating profit before amortisation. Orkla Foods made good progress in the Nordic region but, as expected, profit from the Russian businesses was somewhat weaker than in the fourth quarter of 2005.

Continued strong demand in Europe and Asia combined with productivity improvements resulted in another strong quarter for Sapa. Fourth quarter volume growth was 14 %, while underlying[2] growth in operating profit was NOK 158 million. For Elkem, very high gains from financial power trading led to significant profit growth compared with the same quarter in 2005. Improved market conditions and price rises contributed to higher operating revenues for Borregaard in the fourth quarter, but profit growth was limited by increases in raw material and energy costs.

After another quarter with good performance and a high level of activity in the alternative investments segment, Orkla Finans reported operating profit of NOK 87 million (NOK 51 million)[1].

Orkla's stake in Hjemmet Mortensen (40 % financial interest) is reported under «Other business». For 2006 as a whole, its contribution to operating profit before amortisation was NOK 114 million (NOK 124 million)[1].

Restructuring provisions and write-downs, booked as «Other expenses», amounted to NOK 388 million in the fourth quarter. The main items are linked to Borregaard's operations in Switzerland and Elkem's decision to move Bjølvefossen's production of value-added ferrosilicon to Iceland in 2008. Borregaard's Swiss business reported a weak profit performance in 2006. A comprehensive improvement programme is currently being implemented, the goal of which is to return the business to a satisfactory profit level. In accordance with IFRS, however, property, plant and equipment were depreciated by NOK 255 million in this connection. Elkem will bring new business to Bjølvefossen, but the extent to which current property, plant and equipment can be utilised directly is uncertain. These assets have therefore been written down by NOK 115 million. Neither of these write-downs will affect cash flow.

Associates largely consist of Jotun (42.5 % interest) and REC, where Orkla had a 27.5 % ownership interest at year-end. REC achieved underlying[2] sales and profit growth in 2006. For the fourth quarter isolated it was reported a rise in operating revenues and EBITDA of 54 % and 86 % respectively, compared to the same quarter in 2005. REC's operating revenues and EBITDA in 2006 as a whole amounted to NOK 4,334 million (NOK 2,454 million)[1] and NOK 1,965 million (NOK 830 million)[1] respectively. Jotun had an underlying[2] growth of more than 10 % in both operating revenues and EBITA in 2006.

The return on Orkla's investment portfolio in 2006 was 27.4 %, compared to a rise of 23.9 % on the Morgan Stanley Nordic Index (Oslo Stock Exchange Benchmark Index up 32.4 %). The dividend-adjusted FTSE World Index rose by 17.0 % in 2006. Realised portfolio gains totalled NOK 1,716 million (NOK 422 million)[1] in the fourth quarter. At year-end, unrealised gains amounted to more than NOK 5.6 billion.

Group earnings per share (diluted) totalled NOK 54.3 (NOK 28.1)[1] in 2006, of which the gain from discontinued operations amounted to NOK 19.9 per share. The improvement was otherwise ascribable to broad-based profit growth for the Industry division and a high level of realised portfolio gains within the Financial Investments division. Excluding amortisation, other revenues and expenses and discontinued operations, earnings per share amounted to NOK 36.5 (NOK 30.1)[1]. The tax charge for continuing business was 15.8 % in 2006.

The Board of Directors proposes an ordinary dividend of NOK 10.00 per share for 2006, up from NOK 7.50 per share in 2005.

The sale of Orkla Media was recognised in the financial statements in the third quarter. However, the final settlement took place on 11 October 2006 and the effect of the transaction on cash flow was not reflected in the financial statements until the fourth quarter. Part of the settlement was in the form of shares in the Mecom Group. After the end of the quarter, these shares were sold at a gain of about NOK 300 million. The gain will be recognised in the income statement under «Other financial revenues» in the first quarter of 2007. The Internet-based media company Netzeitung GmbH was not sold with the rest of Orkla Media. However, a decision has been made to sell this investment and it is therefore being reported as discontinued operations in the fourth quarter. In accordance with IFRS, this shareholding is valued at the lowest of book value and estimated realisation value.

On 5 February 2007, Orkla bought almost 62 million shares in REC, equivalent to 12.48 % of the share capital, from Good Energies Investments (GEI). The price was NOK 105 per share and the purchase price totalled approximately NOK 6.5 billion. Following this transaction, Orkla's total ownership interest in REC is 39.99 %. At the same time, Q-Cells AG bought 17.9 % of the share capital in REC from GEI. As part of this transaction, by issuing three put options, Orkla has given Q-Cells AG financial downside protection for 15.9 % of the share capital in REC. On the same day, Q-Cells and the Orkla-owned company Elkem Solar AS entered into a long-term agreement for delivery of solar grade silicon that will be produced at the new factory currently under construction in Kristiansand. This agreement has been entered into on ordinary market terms and the contracted volume is equivalent to Elkem Solar's remaining production capacity until 2018. For further details, reference is made to a Notice to the Stock Exchange submitted by Orkla on 5 February 2007.

GROUP INCOME STATEMENT

Amounts in NOK million	1.1.–31.12. 2006	2005	1.10.–31.12. 2006	2005
Operating revenues	**52,683**	47,307	**14,580**	12,646
Operating expenses	**(45,800)**	(40,925)	**(12,465)**	(10,913)
Depreciations and write-downs of tangible assets	**(1,799)**	(1,888)	**(463)**	(475)
Amortisation intangible assets	**(216)**	(223)	**(57)**	(95)
Other revenues and expenses	**(388)**	(214)	**(388)**	(99)
Operating profit	**4,480**	4,057	**1,207**	1,064
Profit from associates	**289**	152	**118**	(17)
Dividends	**769**	1,018	**52**	237
Gains and losses/write-downs portfolio investments	**3,271**	2,186	**1,716**	422
Financial items, net	**(284)**	(464)	**(128)**	(170)
Profit before taxes	**8,525**	6,949	**2,965**	1,536
Taxes	**(1,346)**	(1,089)	**(345)**	(24)
Profit after taxes	**7,179**	5,860	**2,620**	1,512
Discontinued operations	**4,109**	154	**(35)**	113
Profit for the year	**11,288**	6,014	**2,585**	1,625
Minority	**52**	216	**17**	3
Profit before tax, Industry division	**4,150**	3,465	**1,020**	806
Profit before tax, Investment division	**4,375**	3,484	**1,945**	730
Earnings per share (NOK)	**54.5**	28.1	**12.4**	7.9
Earnings per share diluted (NOK)	**54.3**	28.1	**12.4**	7.9
Earnings per share diluted (NOK)*	**36.5**	30.1	**14.3**	8.6

The interim report has been prepared in accordance with IAS 34 Interim Financial Reporting

* Excl. amortisation, other revenues and expenses and discontinued operations

ORKLA FOODS

- Good progress by Orkla Foods Nordic
- Acquisitions resulted in growth, but an underlying[2] decline outside the Nordic region
- Continued pressure on prices and higher costs for factor inputs were compensated for by the positive impact of improvement programmes

Orkla Foods' operating revenues amounted to NOK 4,201 million in the fourth quarter (NOK 3,862 million)[1]. Operating profit before amortisation totalled NOK 459 million (NOK 433 million)[1]. Underlying[2] operating revenues and profit were on a par with the fourth quarter of 2005.

For the year as a whole, operating revenues totalled NOK 14,266 million (NOK 13,650 million)[1], which is equivalent to 5 % growth compared with 2005. The increase was largely due to acquisitions and progress in the Nordic region, and underlying[1] growth was on a par with 2005. Full-year operating profit before amortisation was NOK 1,278 million (NOK 1,213 million)[1], while underlying[2] growth was 2 %.

Fourth quarter operating revenues for Orkla Foods Nordic totalled NOK 2,598 million (NOK 2,444 million)[1]. Operating profit before amortisation was NOK 336 million (NOK 307 million)[1]. The main reason for the rise in profit was good growth in the grocery markets, stronger focus on innovation and brand-building, and improvement programmes. Higher raw material prices and energy costs were only partially offset by price rises in the Nordic grocery market, which continued to be challenging. Felix Abba (Finland), Stabburet (Norway), Beauvais (Denmark), Abba Seafood and Procordia Food (Sweden) all increased their operating revenues, while revenues for Panda (Finland) and Bakers (Norway) declined.

Fourth quarter operating revenues for Orkla Foods International totalled NOK 848 million (NOK 701 million)[1]. The increase was primarily due to the acquisition of the Russian chocolate company Krupskaya. Operating profit before amortisation was NOK 51 million (NOK 68 million)[1]. The drop in operating profit was mainly due to the fact that SladCo did not achieve the same good results as in the fourth quarter of 2005, when the company had extraordinary sales to distributors and retailers.

Orkla Food Ingredients reported fourth quarter operating revenues of NOK 837 million (NOK 795 million)[1] and growth for most of its companies. Operating profit before amortisation totalled NOK 72 million (NOK 58 million)[1]. Comprehensive improvement programmes had a positive impact on operating profit for Idun Industri in Norway and Jästbolaget in Sweden. KåKå (Sweden), Odense Marcipan and Credin bageripartner (Denmark) also achieved good growth.

ORKLA BRANDS

- Significant profit growth for Orkla Brands, but the improvement must be viewed in the light of weak fourth quarter results in 2005. Confectionery and Lilleborg made the most progress.
- Good underlying[2] revenue growth in the quarter
- Market shares strengthened, with the exception of Biscuits, whose market share declined slightly.

	OPERATING REVENUES				**OPERATING PROFIT***			
	1.1.-31.12.		*1.10.-31.12.*		*1.1.-31.12.*		*1.10.-31.12.*	
Amounts in NOK million	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Orkla Foods Nordic	**9,283**	8,864	**2,598**	2,444	**1,057**	997	**336**	307
Orkla Food Ingredients	**2,857**	2,743	**837**	795	**166**	143	**72**	58
Orkla Foods International	**2,429**	2,312	**848**	701	**55**	73	**51**	68
Eliminations Orkla Foods	**(303)**	(269)	**(82)**	(78)		-	-	-
Orkla Foods	**14,266**	13,650	**4,201**	3,862	**1,278**	1,213	**459**	433
Orkla Brands	**7,250**	6,336	**2,085**	1,764	**1,177**	1,049	**329**	266
Eliminations Branded Consumer Goods	**(118)**	(249)	**(37)**	(69)	-	-	-	-
Branded Consumer Goods	**21,398**	19,737	**6,249**	5,557	**2,455**	2,262	**788**	699
Elkem Energy	**1,677**	1,473	**425**	370	**711**	571	**322**	138
Elkem Primary Aluminium	**2,590**	2,333	**638**	600	**527**	452	**129**	135
Elkem Silicon-related	**5,621**	6,469	**1,537**	1,618	**200**	131	**102**	52
Eliminations Elkem	**(708)**	(1,147)	**(139)**	(260)	-	-	-	-
Elkem	**9,180**	9,128	**2,461**	2,328	**1,438**	1,154	**553**	325
Sapa	**16,318**	12,517	**4,325**	3,164	**839**	496	**236**	95
Borregaard Energy	**428**	343	**105**	87	**229**	157	**62**	45
Borregaard Chemicals	**4,369**	4,170	**1,160**	1,039	**137**	142	**11**	4
Eliminations Borregaard	**(139)**	(155)	**(28)**	(18)	-	-	-	-
Borregaard	**4,658**	4,358	**1,237**	1,108	**366**	299	**73**	49
Eliminations Speciality Materials	**(234)**	(92)	**(93)**	(26)	-	-	-	-
Speciality Materials	**29,922**	25,911	**7,930**	6,574	**2,643**	1,949	**862**	469
H.O./Other operations/Eliminations	**600**	655	**140**	209	**(199)**	(23)	**(85)**	8
Industry division	**51,920**	46,303	**14,319**	12,340	**4,899**	4,188	**1,565**	1,176
Financial Investment division	**763**	1,004	**261**	306	**185**	306	**87**	82
Group	**52,683**	47,307	**14,580**	12,646	**5,084**	4,494	**1,652**	1,258

* Before amortisation and other revenues and expenses

Orkla Brands' fourth quarter operating revenues totalled NOK 2,085 million (NOK 1,764 million)[1]. The acquisition of Dansk Droge had a positive impact on revenues. When this acquisition and exchange rate fluctuations are taken into account, Orkla Brands achieved an underlying[2] rise of almost 9 % in operating revenues. Part of this growth is related to extraordinary discount provisions for Confectionery in 2005, but most of it is related to good fourth quarter sales. All companies contributed to growth.

For 2006 as a whole, operating revenues totalled NOK 7,250 million (NOK 6,336 million)[1], NOK 914 million higher than in 2005. Underlying[2] revenues were up 3 %. Biscuits in Sweden continued to experience a decline in revenues, while the other businesses performed slightly better than in 2005.

Operating profit before amortisation was NOK 329 million (NOK 266 million)[1] in the fourth quarter, NOK 63 million higher than in the same period of 2005. All business areas reported profit growth, with Confectionery and Lilleborg making the largest contributions. Much of the increase was related to non-recurring factors and the acquisition of Dansk Droge.

Full-year operating profit before amortisation totalled NOK 1,177 million (NOK 1,049 million)[1]. This growth was primarily due to companies acquired in 2005 and 2006, and profit growth for Confectionery, Lilleborg and Household Textiles. The Biscuits business reported somewhat weaker results in 2006.

The main launches in 2006 were Pierre Robert (Textiles), Jif Vindu System (window system, Lilleborg), Nidar Smågodt Favoritter (favourite sweets, Confectionery) and Omo Ultra Tabletter (laundry detergent tablets, Lilleborg).

ELKEM

- High market prices for primary aluminium
- Significant drop in power prices, but strong trading results for the energy business
- Stable profit growth for silicon-related units

Elkem's fourth quarter operating revenues amounted to NOK 2,461 million (NOK 2,328 million)[1]. Operating profit before amortisation totalled NOK 553 million (NOK 325 million)[1], up NOK 228 million compared with the fourth quarter of 2005.

Profit for primary aluminium was slightly lower than in the fourth quarter of 2005, largely due to a reduced contribution from USD currency hedges. The average price for aluminium for three-months' delivery on the London Metal Exchange (LME) was USD 2,726 in the fourth quarter, compared with USD 2,069 in the fourth quarter of 2005. Delivered volume was 77,634 tonnes. A NOK 125 million loss on metal hedging was realised in the fourth quarter. Aluminium prices are still high at the beginning of 2007, but slightly lower than the average for the fourth quarter of last year. The market is expected to remain strong in the first quarter of 2007.

Profit from the Energy business was strong in the fourth quarter, mainly driven by a good trading result. Elkem's hydropower production in Norway totalled 837 GWh, which is 135 GWh lower than in the same period of 2005. Precipitation was well above normal in both Northern and Western Norway. The system price on the Nordic market dropped from 52.5 øre/KWh in September to 27.3 øre/KWh in December. At the end of the fourth quarter Elkem's resource situation, in the form of reservoirs, was considerably better than normal for the time of year.

The results for the silicon-related units were significantly stronger than in the same period of 2005. The markets for silicon metal and ferrosilicon strengthened in the fourth quarter. The operating and profit performance of the other silicon-related units was good. The Elkem Solar project progressed well in the fourth quarter. The decision to invest in the construction of a 5,000-tonne production plant for solar grade silicon was approved by Orkla's Board of Directors at the end of October and the factory will be completed in 2008. In connection with the decision to move FSM production from Bjølvefossen to Iceland, fixed assets at Bjølvefossen were written down by NOK 115 million in the fourth quarter.

At the end of the fourth quarter, Elkem acquired a 50 % interest in the South African carbon producer Ferroveld. The acquisition was capitalised on 31 December 2006 but had no effect on profit.

SAPA

- A good quarter with continued strong profit growth
- 14 % volume growth driven by continuing good markets for Profiles and Building System in Europe, and Heat Transfer in Asia. The acquisition of the Slovakian company Sapa Profily accounted for 4 % of this rise in volume
- Both higher prices and productivity improvements contributed to the increase in profit

Fourth quarter volumes totalled 106,867 tonnes (93,501)[1], equivalent to a rise of 14 % compared with the same period in 2005. The acquisition of the Slovakian company Sapa Profily accounted for 3,900 tonnes (4 %). The Profiles business reported 15 % volume growth, including the contribution from Sapa Profily. Profiles in Europe achieved 23 % volume growth, while volumes for Profiles in the USA declined by 21 % due to a relatively strong market downturn, particularly in the private housing market and the transport industry. Heat Transfer reported a 12 % rise in volume, driven by yet another good quarter for the business in China. Heat Transfer's Swedish operations also had a good quarter with better margins and volumes than in the same quarter of 2005.

Demand was good on most European markets in the fourth quarter. Market growth for 2006 is estimated to be 5-10 %, and Sapa Profiles is assumed to have strengthened its position on most markets in Europe. Building System experienced good market growth during the quarter, with continuously good markets in Europe. Growth was particularly good on the German market, while the historically strong market for building systems in France softened slightly towards the end of the year.

Sapa's fourth quarter operating revenues totalled NOK 4,325 million (NOK 3,164 million)[1]. The 37 % rise was driven by increased volumes and higher metal prices. The average price in SEK for aluminium for delivery on the LME was 17 % higher in the fourth quarter of 2006 than in the same quarter of 2005. Acquired companies boosted operating revenues by 4 %, while exchange rate differences related to translation to SEK had a negative impact of 3 %.

Operating profit before amortisation rose by 148 % in the fourth quarter to NOK 236 million (NOK 95 million)[1]. Restructuring costs amounting to NOK 47 million were recognised in the fourth quarter, mainly related to workforce reduction programmes (NOK 104 million for 2006 as a whole). The Profiles, Building System and Heat Transfer businesses all reported good profit growth compared with 2005. Fourth quarter profit was significantly strengthened by higher prices and improved margins in the Profiles business, together with continuous work on improvement programmes.

BORREGAARD

- Improved results from the lignin business and good profit from the energy business
- High energy and timber prices curbed profitability for the speciality cellulose business
- Positive effects from improvement programmes

Borregaard reported fourth quarter operating revenues of NOK 1,237 million (NOK 1,108 million)[1], which is an underlying[2] rise of 10 % from the corresponding quarter of 2005. For 2006 as a whole, operating revenues amounted to NOK 4,658 million (NOK 4,358 million)[1], equivalent to an underlying[2] growth of 10 % compared with the previous year.

Fourth quarter operating profit before amortisation amounted to NOK 73 million (NOK 49 million)[1]. The improvement in relation to the previous year is ascribable to substantially higher profit for Borregaard LignoTech and Borregaard Energy, while profit declined for Borregaard Ingredients & Pharma and Borregaard ChemCell. For the full year, operating profit before amortisation totalled NOK 366 million (NOK 299 million)[1]. Good progress was made in all business areas except for Borregaard ChemCell, which reported significantly lower profit. For Borregaard as a whole, the year was characterised by better market conditions for cellulose, lignin and aroma products, very good profitability for the energy business and positive effects from improvement programmes. These factors were counteracted to some extent by production problems in Switzerland, higher raw material and energy costs and the reduced effects of currency hedges.

Borregaard LignoTech posted significantly better profit than in the corresponding quarter of 2005. Total sales volumes rose 15 % as a result of the distribution agreement with the Russian lignin manufacturer Vyborg and the integration of Melbar in Brazil. Higher raw material and energy costs were offset by price rises and the effect of improvement programmes.

Borregaard ChemCell reported weak profit that was slightly lower than in the fourth quarter of 2005. Good market conditions, increased specialisation and the effects of improvement programmes were counteracted by the sharply rising cost of raw materials, particularly timber. Production volumes were high in Norway, but in Switzerland they have still not reached the level attained in 2005. The ethanol business achieved higher profit due to high sales volumes and good prices.

Borregaard Ingredients & Pharma posted lower profit than in the fourth quarter of 2005, primarily due to lower deliveries of pharmaceutical intermediates.

GROUP BALANCE SHEET

Amounts in NOK million	31.12. 2006	31.12. 2005
Intangible assets	**17,571**	18,077
Tangible assets	**16,568**	16,912
Financial non-current assets	**7,914**	3,629
Non-current assets	**42,053**	38,618
Assets held for sale	**113**	-
Inventories	**6,510**	6,055
Receivables	**10,924**	11,348
Portfolio investments	**18,224**	16,177
Cash and cash equivalents	**1,788**	2,411
Current assets	**37,446**	35,991
Total assets	**79,612**	74,609
Paid-in equity	**2,008**	2,010
Earned equity	**45,765**	35,167
Minority interests	**336**	746
Equity	**48,109**	37,923
Provisions	**5,308**	5,799
Non-current interest-bearing liabilities	**10,849**	13,045
Current interest-bearing liabilities	**3,552**	5,703
Other current liabilities	**11,794**	12,139
Equity and liabilities	**79,612**	74,609
Equity ratio (%)	**60.4**	50.8

CHANGE EQUITY

Amounts in NOK million	31.12. 2006	31.12. 2005
Equity 1 January	**37,177**	31,246
Profit for the year after minorities	**11,236**	5,798
Dividends	**(1,643)**	(1,952)
Purchase/sale of own share	**(158)**	63
Change in fair value portfolio	**929**	1,536
Change in fair value hedging instruments	**(133)**	(571)
Option costs	**21**	26
All-inclusive principle due to acquisitions	**-**	1,445
Translation effects	**344**	(414)
Equity at end of period	**47,773**	37,177

Effects of implementing IAS 32/39 Financial instruments are recognised in the opening balance at 1 January 2005

CASH FLOW*)

Amounts in NOK million	1.1.-31.12. 2006	1.1.-31.12. 2005	1.10.-31.12. 2006	1.10.-31.12. 2005
Industry division:				
Operating profit	**4,295**	3,751	**1,120**	983
Amortisation, depreciations and write-downs	**2,377**	2,145	**886**	528
Change in net working capital	**(770)**	(411)	**142**	593
Cash flow from operations before net replacement expenditures	**5,902**	5,485	**2,148**	2,104
Net replacement expenditures	**(1,347)**	(1,720)	**(184)**	(527)
Cash flow from operations	**4,555**	3,765	**1,964**	1,577
Financial items, net	**(814)**	(507)	**(363)**	(246)
Cash flow from Industry division	**3,741**	3,258	**1,601**	1,331
Cash flow from Financial Investment division	**1,113**	706	**(121)**	(107)
Taxes paid	**(1,607)**	(1,235)	**(448)**	(387)
Other	**375**	694	**125**	357
Cash flow from capital transactions	**3,622**	3,423	**1,157**	1,194
Dividends paid	**(1,704)**	(2,049)	**(6)**	(46)
Net share buy-back/sale	**(158)**	63	**13**	11
Cash flow before expansion	**1,760**	1,437	**1,164**	1,159
Expansion investments, Industry division	**(1,291)**	(737)	**(540)**	(259)
Sold companies	**7,797**	383	**7,403**	347
Acquired companies	**(5,094)**	(18,560)	**(1,560)**	(756)
Net purchases/sales portfolio investments	**1,710**	660	**1,468**	4
Net cash flow	**4,882**	(16,817)	**7,935**	495
Currency translation net interest-bearing debt	**(266)**	128	**75**	(143)
Change in net interest-bearing debt	**(4,616)**	16,689	**(8,010)**	(352)
Net interest-bearing debt	**11,420**	16,036		

*) The cash flow is based on that Orkla Media is presented as discontinued operations

Profit performance for aroma products was positive, however, reflecting good market conditions and higher prices. The diphenol business in Italy had a satisfactory quarter, while low production hampered profitability for the yeast business. The omega-3 oils business is undergoing a phase of expansion that entails higher costs.

Borregaard Energy reported very good results in the fourth quarter, which were better than in the same quarter of 2005. Precipitation and temperatures well above normal resulted in good inflow and higher power production by the company's own run-of-the-river plants. The contracted volume also increased, but will be significantly lower in 2007. Market prices were higher than in the same quarter in 2005, but declined towards the end of the quarter. Profit from financial power trading was on a par with 2005.

The Øraveien industrial park in Fredrikstad had positive development.

The profit performance of Borregaard's business in Switzerland was weak in 2006. A comprehensive improvement programme is now being implemented with the objective of bringing the business back to a satisfactory level of profit. In accordance with IFRS, however, property, plant and equipment were written down by NOK 255 million.

FINANCIAL INVESTMENTS

Total pre-tax profit for the Financial Investments division in the fourth quarter was NOK 1,945 million (NOK 730 million)[1].

The return on Orkla's share portfolio in the fourth quarter was 11.8 %. The Morgan Stanley Nordic Index rose 11.6 % (Oslo Stock Exchange Benchmark Index rose 18.5 %). For the full year 2006, the return on the share portfolio was 27.4 %, compared with 23.9 % for the Morgan Stanley Nordic Index and 32.4 % for the Oslo Stock Exchange Benchmark Index.

Net sales of shares totalled NOK 1,468 million in the fourth quarter, the largest transactions being the sale of shares in Storebrand and Capio. Net asset value rose by NOK 2,088 million in the fourth quarter. The market value of the portfolio was NOK 18,198 million by the end of the quarter and foreign investments accounted for 51 % of the shares. Unrealised gains totalled NOK 5,647 million at the end of the fourth quarter, accounting for 31 % of the portfolio's market value.

Portfolio gains recognised in the income statement in the fourth quarter totalled NOK 1,716 million (NOK 422 million)[1]. Dividends received amounted to NOK 49 million (NOK 220 million)[1].

Orkla Finans was very active in the field of alternative investments, including real estate projects. Fourth quarter operating revenues amounted to NOK 212 million (NOK 139 million)[1] and operating profit totalled NOK 87 million (NOK 51 million)[1].

In the fourth quarter Orkla Eiendom sold its ownership interest in the property at Bergerveien 12 in Billingstad outside Oslo at a gain of NOK 49 million. Because it was a less than 50 % interest, the gain was reported under «Other financial revenues». Pre-tax profit in the fourth quarter amounted to NOK 90 million (NOK 12 million)[1]. Orkla Eiendom entered into an agreement of intent in the fourth quarter regarding the sale of ownership interests in real estate projects at Fornebu, Oslo. If the parties reach a final agreement, the gain on the sale is expected to total at least NOK 200 million. Any gain realised will be reported in the income statement under «Other financial revenues» in 2007.

CASH FLOW AND FINANCIAL SITUATION

Cash flow from operating activities amounted to NOK 1,964 million in the fourth quarter, which is an improvement of NOK 387 million compared with the same quarter in 2005. There was a seasonal decline in working capital in the fourth quarter, but as a result of higher sales the level was somewhat higher than at the end of 2005.

Expansion investments totalled NOK 540 million in the fourth quarter and are mainly related to Elkem and the expansion of the Saudefaldene hydropower plant, the anode factory at Mosjøen and capitalised costs related to the solar project.

Acquisitions in the fourth quarter totalled NOK 1,560 million, of which the purchase of shares in REC accounted for approximately NOK 449 million. In addition, Orkla received shares in the Mecom Group as part payment for the sale of Orkla Media. In the cash flow statement, the value of these shares is shown under the line «Acquired companies». Divestments totalled NOK 7,403 million, which is related to the sale of Orkla Media and which, as mentioned earlier, was not reflected in the cash flow statement until the fourth quarter.

Net sales of portfolio shares totalled NOK 1,468 million in the fourth quarter (net sales amounting to NOK 4 million)[1]. In the fourth quarter, net sales of Orkla's own shares amounted to NOK 13 million (net sales of NOK 11 million)[1].

The Group had a positive net cash flow of NOK 7,935 million in the fourth quarter. Net interest-bearing liabilities were reduced by NOK 8,010 million and totalled NOK 11,420 million at the end of 2006. The sale of the media business accounted for most of the reduction in net interest-bearing liabilities.

The Group's average borrowing rate on interest-bearing liabilities was 4.3 % in the fourth quarter, and 89 % of interest-bearing liabilities, which were mainly in SEK, EUR, USD and NOK, were at floating interest rates. At year-end, the equity-to-total-assets ratio was 60.4 %.

GENERAL MEETING

The Annual General Meeting will be held on 19 April 2007 at 3 p.m. in Gamle Losjen, Store Sal, Oslo. The annual report for 2006 will be published on 23 March 2007.

OUTLOOK

Internationally, a more moderate economic trend is expected in 2007. The U.S. economy slowed in the second half of 2006, and weaker U.S. growth represents an uncertainty factor for 2007. Growing industrial profits and increased household consumption are important growth impulses for the European economy, but in view of rising interest rates and international stimuli, on the whole, a more moderate trend is expected in the Eurozone as well in the coming year.

The Nordic grocery market is expected to continue to grow, and retailers will continue to focus on prices and discounts. Implemented and planned cost reduction programmes are expected to continue to contribute positively to the results of the Branded Consumer Goods area in 2007.

Due to generally good market conditions at the start of 2007, most of the business areas in the Speciality Materials division are experiencing increased demand for their products. This will be offset, however, by continuing high oil and energy costs and the rising prices of certain factor inputs, such as timber for Borregaard's operations.

The financial markets performed very well in 2006 and the Oslo Stock Exchange enjoyed particularly strong growth, driven by high oil and energy prices. Interest rates are expected to rise moderately on most markets in 2007. The macro situation on global stock markets is considered to be positive at the start of 2007. However, geopolitical factors, uncertainty related to the development in the U.S. economy and the possibility of slower growth in China are all risks that could significantly change the economic trend in 2007.

Oslo, 13 February 2007
The Board of Directors of Orkla ASA

Press Release

ORKLA

P.O.Box 423 Skøyen, NO-0213 Oslo Telephone: +47-22 54 40 00 E-mail: info@orkla.com
www.orkla.com

Ref.: Rune Helland SVP Investor Relations Tel: +47 22 54 44 19
Ole Kristian Lunde SVP Corporate Communications Tel: +47 22 54 44 31

Date: 14 February 2007

Good end to an eventful year for Orkla

Orkla ended the year well and overall 2006 was thus a period of significant profit growth. All business areas reported higher profit than last year, both for the quarter and for the full year. Orkla's Financial Investments division also created good value, with an annual return of 27.4 per cent.

Group operating profit before amortisation increased by 31 per cent in the fourth quarter, to NOK 1.7 billion. Total operating profit for the year before amortisation was NOK 5.1 billion, up from NOK 4.5 billion in 2005.

"Orkla's business areas have, almost without exception, made good progress. At the same time, we have made several important acquisitions and investments. The decision to invest almost NOK 3 billion in Elkem Solar and the acquisition of Dansk Droge (Denmark), Krupskaya (Russia), Alufinal (Czech Republic) and Royal Brinkers (Romania) are all important expansion projects. Both the Branded Consumer Goods business and the Speciality Materials business strenghtened their positions last year," says Group President and CEO Dag J. Opedal.

In the Branded Consumer Goods area, Orkla Brands strengthened its market positions and achieved underlying revenue growth of almost nine per cent in the fourth quarter. Orkla Foods reported good profit growth on the Nordic market but, as anticipated, somewhat weaker results for SladCo in comparison with the previous year.

The Speciality Materials area, which comprises Elkem, Sapa and Borregaard, had another good quarter, driven by continued strong volume growth for Sapa and high profit from financial power trading. In November, Orkla signed a letter of intent with Alcoa concerning the establishment of a new joint company based on Sapa's and Alcoa's aluminium profile businesses. Orkla will be the majority shareholder in the new company, which is expected to be established in the first half of this year.

Group earnings per share for 2006 totalled NOK 54.3, compared with NOK 28.1 in 2005. The net contribution to profit from discontinued operations (Orkla Media) amounted to NOK 19.9 per share.

GROUP INCOME STATEMENT

	1.1.-31.12.		1.10.-31.12.	
Amounts in NOK million	**2006**	2005	**2006**	2005
Operating revenues	**52,683**	47,307	**14,580**	12,646
Operating expenses	**(45,800)**	(40,925)	**(12,465)**	(10,913)
Depreciations and write-downs of tangible assets	**(1,799)**	(1,888)	**(463)**	(475)
Amortisation intangible assets	**(216)**	(223)	**(57)**	(95)
Other revenues and expenses	**(388)**	(214)	**(388)**	(99)
Operating profit	**4,480**	4,057	**1,207**	1,064
Profit from associates	**289**	152	**118**	(17)
Dividends	**769**	1,018	**52**	237
Gains and losses/write-downs portfolio investments	**3,271**	2,186	**1,716**	422
Financial items, net	**(284)**	(464)	**(128)**	(170)
Profit before taxes	**8,525**	6,949	**2,965**	1,536
Taxes	**(1,346)**	(1,089)	**(345)**	(24)
Profit after taxes	**7,179**	5,860	**2,620**	1,512
Discontinued operations	**4,109**	154	**(35)**	113
Profit for the year	**11,288**	6,014	**2,585**	1,625
Minority	**52**	216	**17**	3
Profit before tax, Industry division	**4,150**	3,465	**1,020**	806
Profit before tax, Investment division	**4,375**	3,484	**1,945**	730
Earnings per share (NOK)	**54.5**	28.1	**12.4**	7.9
Earnings per share diluted (NOK)	**54.3**	28.1	**12.4**	7.9
Earnings per share diluted (NOK)*	**36.5**	30.1	**14.3**	8.6

* Excl. amortisation, other revenues and expenses and discontinued operations

Facts and background: www.orkla.com. Illustrations: go to www.orkla.com, select News/illustrations. Here you can download Orkla's logo, pictures of the Orkla management and other pictorial content. The presentation is also covered by Scanpix.

Profitable year for the Orkla Group

Fourth quarter and full year results 2006
14 February 2007

Dag J. Opedal
CEO

ORKLA

Agenda

- Highlights in 2006
- Orkla – Organisation and business platforms
- Financial performance fourth quarter and full year 2006
- Branded Consumer Goods
- Speciality Materials
- Financial Investments


VINDU

ORKLA

Growth in EPS 1995-2006

(excl. Carlsberg Breweries NOK 60.7 in 2004 and Orkla Media NOK 19.9 in 2006)



in NOK
6.7
8.3
12.0
6.5
7.9
17.0
10.7
7.7
9.2
14.7
28.1
34.4
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

ORKLA

Dividend strategy:
Predictability and stability but from a higher level



in NOK
0.93
1.13
1.36
1.58
1.93
2.03
2.50
3.00
3.25
3.40
25.00
4.00
5.00
4.50
7.50
10.00
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006*
■ Ordinary dividend □ Additional dividend

* Proposed by the Board of Directors

ORKLA

Change of par value of the Orkla share

- The price per Orkla share is on a high level compared with other companies of equivalent size on the Oslo Stock Exchange

- The board of directors propose to the Annual General Meeting that the par value of the Orkla-share is changed from NOK 6.25 to NOK 1.25, by a 5:1 split

- The main reason for a split is to reduce the price per share to a more optimal level for the market

ORKLA

Orkla increases exposure to the Solar Industry

- Orkla acquired 12.48 % in Renewable Energy Corporation (REC) on 5 Feb 2007
  - New holding in REC 39.99 %

- Orkla would like REC to continue as a publicly quoted company and has no intention of increasing its holding beyond 39.99 %

- Elkem Solar has signed a long term contract to sell solar grade silicon to Q-Cells







ORKLA

Orkla and Alcoa create new structure in aluminium extrusion



Orkla
Alcoa
100 %
Sapa
Revenues: NOK 30 billion +
(pro forma estimates 2006)
Employees: 15 100
< 50 %
100 %
100 %
> 50 %
Heat Transfer
Building Systems
Aluminium Extrusion
Revenues: NOK 3.4 billion
Employees: 1 000
Revenues: NOK 3.1 billion
Employees: 1 700
Revenues: NOK 26 billion
(pro forma estimates 2006)
Employees: 12 400

Products:

- Heat Transfer: Aluminium strip used in various types of heat exchangers in the automotive industry
- Building Systems: Building solutions based on aluminium profiles to the European construction industry
- Aluminium Extrusion: Extruded aluminium profiles for a number of industries; ex. automotive, construction and telecom

ORKLA

Line organisation



ORKLA
CEO Dag J. Opedal
CFO Terje Andersen
EVP Corporate Functions Hilde Myrberg
EVP Marketing/Sales Inger Johanne Solhaug
Orkla Branded Consumer Goods
EVP Torkild Nordberg
Orkla Foods
Orkla Brands
Orkla Aluminium Extrusion
EVP Ole Enger
Sapa/Alcoa Profiles >50%
Heat Transfer
Building Systems
Orkla Materials
CEO Dag J. Opedal
Elkem
Borregaard
Orkla Associates
REC 39,99%
Jotun 42,5%
Hjemmet Mortensen 40 %
Orkla Financial Investments
EVP Roar Engeland
Portfolio
Orkla Finans
Real Estate

ORKLA

Orkla business platforms – strategic focus

Branded Consumer Goods
- Orkla Foods
- Orkla Brands
- Jotun 42,5%
- Hjemmet Mortensen 40%

Aluminium Extrusion
- Sapa/Alcoa Profiles >50%
- Heat Transfer
- Building Systems

Solar Energy
- REC 39,99%
- Elkem Solar

Materials
- Primary Aluminium
- Silicon related
- Organical Chemicals
- Hydro Power

Financial Investments
- Portfolio
- Orkla Finans
- Real Estate

Focus:

Branded Consumer Goods	Aluminium Extrusion	Solar Energy	Materials	Financial Investments
• Organic and acquisitive growth for Foods/Brands in Nordics, CEE and CIS	• Implement structural solutions with Alcoa and improve margins	• Growth, internationalisation and technology development	• Cash generation, operational improvement and technology/process development	• Value creation and generating industrial options

ORKLA

Financial performance

Terje Andersen
CFO


Risifrutti



ORKLA

Highlights Q4-06

- Profit improvement for all business areas within the Group
  - EBITA +31 % compared with last year
- Branded Consumer Goods with underlying top line growth of +3.1 %
- Another strong quarter for Speciality Materials due to volume growth for Sapa and high profit from energy trading
- Realised gain on portfolio sales NOK 1.7 billion
- Signed letter of intent to establish a joint venture between Alcoa and Sapa within soft alloy extrusion

ORKLA

Group income statement Q4-06

Key figures *in NOK million*

1 Oct - 31 Dec	2006	2005	Change
Operating revenues	**14 580**	**12 646**	15 %
EBITA*	**1 652**	**1 258**	31 %
Amortisation intangibles	-57	-95	
Other revenues and expenses	-388	-99	
EBIT	**1 207**	**1 064**	
Associates	118	- 17	
Dividends	52	237	
Portfolio gains	1 716	422	
Net financial items	- 128	- 170	
Profit before tax	**2 965**	**1 536**	
Taxes	-345	-24	
Profit after tax	**2 620**	**1 512**	
Discontinued operations	**- 35**	**113**	
Profit for the year	**2 585**	**1 625**	
Earnings per share diluted (NOK)*	12.4	7.9	
Earnings per share diluted (NOK)**	14.3	8.6	

* Before amortisation and other revenues and expenses
** Excluding amortisation, other revenues and expenses and discontinued operations

ORKLA

Satisfactory industrial growth in Q4

Change in EBITA


1 258
89
225
141
24
-85
1 652
Q4-05
Branded Consumer Goods
Elkem
Sapa
Borregaard
Other
Q4-06

All figures in NOK million

ORKLA

Group income statement 2006

Key figures *in NOK million*

1 Jan - 31 Dec	2006	2005	Change
Operating revenues	**52 683**	**47 307**	11 %
EBITA*	**5 084**	**4 494**	13 %
Amortisation intangibles	-216	-223	
Other revenues and expenses	-388	-214	
EBIT	**4 480**	**4 057**	
Associates	289	152	
Dividends	769	1 018	
Portfolio gains	3 271	2 186	
Net financial items	- 284	- 464	
Profit before tax	**8 525**	**6 949**	
Taxes	-1346	-1089	
Profit after tax	**7 179**	**5 860**	
Discontinued operations	**4 109**	**154**	
Profit for the year	**11 288**	**6 014**	
Earnings per share diluted (NOK)*	54.3	28.1	
Earnings per share diluted (NOK)**	36.5	30.1	

* Before amortisation and other revenues and expenses
** Excluding amortisation, other revenues and expenses and discontinued operations

ORKLA

Cash flow from operations +21 %

Key figures *in NOK million*

1 Jan - 31 Dec	2006	2005
Industry division:		
Operating profit	4 295	3 751
Amortisations, depreciations and write-downs	2 377	2 145
Changes in net working capital	- 770	- 411
Net replacement expenditure	-1 347	-1 720
Cash flow from operations	**4 555**	**3 765**
Financial items, net	- 814	- 507
Cash flow from Financial Investments	1 113	706
Taxes paid and miscellaneous	-1 232	- 541
Cash flow before capital transactions	**3 622**	**3 423**
Dividends paid and share sale/buybacks	-1 862	-1 986
Expansion investments, Industry division	-1 291	- 737
Sold companies	7 797	383
Acquired companies	-5 094	-18 560
Net purchases/sales portfolio investments	1 710	660
Net cash flow	**4 882**	**-16 817**

ORKLA

Return on capital employed – Industry division



■2005 □2006
11.3 %
12.5 %
14.9 %
14.2 %
20.0 %
18.2 %
10.3 %
11.8 %
6.4 %
11.2 %
8.2 %
9.8 %
WACC=9.7 %
Industry division
Orkla Foods
Orkla Brands
Elkem
Sapa
Borregaard

ORKLA

Net gearing 0.2 per 31 Dec 2006


NOK billion
Net gearing
52 48 44 40 36 32 28 24 20 16 12 8 4 0 -4
1.4 1.2 1.0 0.8 0.6 0.4 0.2 0.0 -0.2
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Equity
Net interest-bearing debt
Net gearing

ORKLA

Financial Investments





ORKLA

Return on share portfolio +27.4 % in 2006



□ Portfolio ■ MSCI Nordic ■ OSEBX ■ S&P 500
27.4 %
23.9 %
32.4 %
15.8 %
28.9 %
26.1 %
37.1 %
10.5 %
2006
2003-2006

Average annual return

Gains and dividends *in NOK million*

2006	1 Jan - 31 Dec	1 Oct - 31 Dec
Unrealised gains	545	328
Net gains and losses	3203	1696
Change in fair value of associates	68	20
Dividend received	759	49
Other and internal gains	-249	-5
Change in net asset value	**4326**	**2088**

ORKLA

Portfolio key figures

Key figures *in NOK million*

	31 Dec 06	31 Dec 05	Change 06
Market value portfolio	18 198	16 149	2 049
Unrealised gains before tax	5 647	5 102	545
Share of portfolio invested			
- outside Norway	51 %	53 %	-2 % pts
- in listed companies	85 %	85 %	0 % pts

NOK 500 million capital contribution to Orkla ASA in 2006

ORKLA

Orkla Finans and Orkla Real Estate


NOK million
Orkla Finans EBITA 12 m rolling
180
160
140
120
100
80
60
40
20
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05
2Q 05
3Q 05
4Q 05
1Q 06
2Q 06
3Q 06
4Q 06

Orkla Finans

- Continued strong growth in 2006
- High level of activity in investment counselling and provision of alternative investment products

Orkla Real Estate

- Realised gain of NOK 49 million in Q4
- Agreement of intent to sell the shares in real estate projects at Fornebu, Oslo.
  - Expected gain at least NOK 200 million

ORKLA

Branded Consumer Goods

Torkild Nordberg

EVP Branded Consumer Goods


FAVORITTER


Blenda


GRANDIOSA
Full pakke!

ORKLA

Satisfactory growth for Branded Consumer Goods in 2006

- Broad based operational improvements
  - Underlying top line growth of +3.5 % in Nordic
- Improved operational results due to successful innovations, brand building and efficiency programmes
- Challenging year for SladCo and biscuits in Sweden
- Acquisition of Dansk Droge gives a unique position in Nordic health-related branded consumer products
- Positive growth in the retail market, however business conditions are still demanding

ORKLA

Acquisitions and operational improvements increase profit for Branded Consumer Goods



Branded Consumer Goods EBITA 12 months rolling basis
NOK million
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
1 000
Q1-02 Q2-02 Q3-02 Q4-02 Q1-03 Q2-03 Q3-03 Q4-03 Q1-04 Q2-04 Q3-04 Q4-04 Q1-05 Q2-05 Q3-05 Q4-05 Q1-06 Q2-06 Q3-06 Q4-06

ORKLA

Underlying profit improvement for Foods in Q4

Nordic
- Underlying top line growth of +3 %
- Improved operational results
- Rising raw material prices

Ingredients
- Strong sales- and profit growth

International
- Weak sales growth at SladCo as expected

Orkla Foods
in NOK million

1 Oct - 31 Dec	2006	2005	Change
Revenues			
Nordic	2 598	2 444	6 %
Ingredients	837	795	5 %
International	848	701	21 %
Eliminations	- 82	- 78	
Orkla Foods	4 201	3 862	9 %
EBITA			
Nordic	336	307	9 %
Ingredients	72	58	24 %
International	51	68	-25 %
Orkla Foods	459	433	6 %
EBITA-margin	10.9 %	11.2 %	



Nugatti
MAX

ORKLA

Brands - Strong top line growth in Q4

- Underlying top line growth close to 9 % in Q4
- Strong improvement in results from a weak Q4 last year
  - Confectionery back on track
  - Contribution from Dansk Droge
- Strengthened market shares except for biscuits

Orkla Brands
in NOK million

1 Oct - 31 Dec	2006	2005	Change
Revenues	2 085	1 764	18 %
EBITA	329	266	24 %
EBITA-margin	15.8 %	15.1 %	



Doc
Doc
Doc

ORKLA

Acquisition in India


MTR
CHILLI

- Orkla has acquired MTR Foods in Bangalore, India
- Operating revenues of approx. NOK 230 million and 1 079 employees
- MTR is no 1 in ready meals and no 2 in noodles in India, and has market leading positions in the south of India for spices and condiments
- Orkla has long experience from local brand building in several markets
- Possible future growth platform for Branded Consumer Goods


MTR
Vada




MTR
Mixed

ORKLA

Speciality Materials

Hilde Myrberg
EVP Corporate Functions







ORKLA

Elkem - Robust aluminium market

- Continued high aluminium prices
  - Average 3 month LME prices USD 2 726, up from USD 2 069 in Q4-05
- Q4 results in 2006 weaker than 2005 due to lower gain from USD hedging
- Increased production volume throughout 2006, compared to 2005

EBITA per quarter - Aluminium



160
140
120
100
80
60
40
20
0
Q1 Q2 Q3 Q4
2003
2004
2005
2006

ORKLA

Significant profit from energy trading

- Trading operations profited from favourable positions in a volatile market
- Somewhat lower hydro power production than last year
- Water reservoir levels at end of year considerably higher than seasonal norm
- Satisfactory progress at the Sauda-project

EBITA per quarter - Energy



330
280
230
180
130
80
30
-20
Q1 Q2 Q3 Q4
2003
2004
2005
2006

ORKLA

Positive effects from restructuring

- Increasing prices for silicon-metal and ferrosilicon in Q4
- Strong profit improvement due to restructuring accomplished
- Write-down of inventories totalling NOK 115 million at ferrosilicon Bjølvefossen
- Elkem Solar expensed project costs NOK 15 million in Q4
  - Total expensed project costs NOK 65 million in 2006
  - Total expensed project costs will increase in 2007

Silicon-related
in NOK million

1 Oct - 31 Dec	2006	2005	Change
Revenues	1 537	1 618	-5 %
EBITA	102	52	96 %
EBITA-margin	6.6 %	3.2 %	

Elkem

ORKLA

Sapa - A quarter with solid profit growth

- Volume +14 % due to continued strong European and Asian markets
- Profit +148 % caused by increased volumes and improved prices for Profiles
- Another strong quarter for Heat Transfer in China and regained profitability level in the Swedish operations
- Profit impacted by NOK 47 million in Q4 due to restructuring costs

Sapa
in NOK million

1 Oct - 31 Dec	2006	2005	Change
Revenues	4 325	3 164	37 %
EBITA	236	95	148 %
EBITA-margin	5.5 %	3.0 %	



ORKLA

Borregaard – Increased raw material costs in Q4

- Continued strong results from the energy operations
  - Higher volume and prices compared to Q4-05
- Progress for lignin
  - Higher volume and prices, improved mix
- Increased energy and wood costs hamper speciality cellulose profitability
- Write-down of Swiss plant assets by NOK 255 million

Borregaard
in NOK million

1 Oct - 31 Dec

Revenues	2006	2005	Change
Energy	105	87	21 %
Chemicals	1 160	1 039	12 %
Eliminations	- 28	- 18	
Borregaard	**1 237**	**1 108**	**12 %**
EBITA			
Energy	62	45	38 %
Chemicals	11	4	175 %
Borregaard	**73**	**49**	**49 %**
EBITA-margin	**5.9 %**	**4.4 %**	

ORKLA

Next events

19 Apr 2007	Annual General Meeting
20 Apr 2007	Share quoted ex. dividend
3 May 2007	First quarter 2007 results
3 May 2007	Dividend payment
31 May	Capital Markets Day in Oslo
9 Aug 2007	Second quarter 2007 results

ORKLA

ORKLA

Appendix

Balance sheet

Key figures *in NOK million*

31 Dec	2006	2005
Intangible assets	17 571	18 077
Tangible assets	16 568	16 912
Financial non-current assets	7 914	3 629
Non-Current assets	**42 053**	**38 618**
Assets held for sale	**113**	
Inventories	6 510	6 055
Receivables	10 924	11 348
Portfolio investments	18 224	16 177
Cash and cash equivalents	1 788	2 411
Current assets	**37 446**	**35 991**
Total assets	**79 612**	**74 609**
Paid-in equity	2 008	2 010
Earned equity	45 765	35 167
Minority interest	336	746
Equity	**48 109**	**37 923**
Provisions	5 308	5 799
Non-current interest-bearing liabilities	10 849	13 045
Current interest-bearing liabilities	3 552	5 703
Other current liabilities	11 794	12 139
Equity and liabilities	**79 612**	**74 609**
Equity to total assets ratio	60.4 %	50.8 %
Net gearing	0.2	0.4

ORKLA

Largest holdings in the portfolio

Market value *in NOK million*

per 31 Dec 2006

Principal holdings	Industry	Market value	Share of portfolio (%)	Share of equity (%)
Steen & Strøm	Real Estate	1 059	5,8	11,3
Tomra	Industry	860	4,7	11,5
DnB NOR	Bank	797	4,4	0,7
Hennes & Mauritz	Retailing	739	4,1	0,3
Rieber & Søn	Food	686	3,8	15,5
Fast Search	Systems Software	676	3,7	12,2
Norsk Hydro	Energy	675	3,7	0,3
Vimpelcom	Telecommunication	641	3,5	0,6
Schibsted	Media	433	2,4	2,8
Amer Group	Consumer Goods	415	2,3	4,2
Total principal holdings		**6 981**	38,4	
Market value of entire portfolio		**18 198**		

ORKLA

Aluminium hedge in Elkem

Primary Aluminium - LME 3 month USD/MT


3 000
2 800
2 600
2 400
2 200
2 000
1 800
1 600
1 400
1 200
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

- Elkem Aluminium recorded a loss of NOK 125 million on its metal hedging in Q4-06 (50 % basis)
- At the end of fourth quarter 427 775 MT of aluminium were sold forward at an average price of USD 1.803 per MT (100% basis). Put options for 22 750 MT have been purchased with an average strike price of USD 1.730 per MT.
  This corresponds approximately to 2.4 years of exposure
- Unrealised metal hedging losses total NOK 928 million (50 % basis), distributed over 2007-2010

ORKLA

Currency translation effects

in NOK million

Revenues	Q4-06	2006
Orkla Foods	228	176
Orkla Brands	41	19
Elkem	0	0
Sapa	124	195
Borregaard	8	- 12
Total	**401**	**378**

EBITA	Q4-06	2006
Orkla Foods	18	18
Orkla Brands	4	3
Elkem	0	0
Sapa	12	20
Borregaard	0	- 1
Total	**34**	**40**

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Financial items

ORKLA

Financial items

Key figures *in NOK million*

1 Jan - 31 Dec	**2006**	**2005**
Net interest expenses	-579	-469
Currency gain/loss	-38	8
Other financial items, net	333	-3
Net financial items	**-284**	**-464**

ORKLA

Equity and liabilities


NOK billion
Net gearing
52
48
44
40
36
32
28
24
20
16
12
8
4
0
-4
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Equity
Net interest-bearing debt
Net gearing

Figures as reported
IFRS accounting from 2004

ORKLA

Debt maturity profile 31 Dec 2006


NOK million
Average maturity
4.7 years
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
2007 2008 2009 2010 2011 2012 2013 2014 -
Drawn amounts
Unutilised credit facilities

ORKLA

Funding Sources 31 Dec 2006


Unutilised credit facilities 51 %
Bonds and CPs 22 %
13.2
5.7
7.2
Banks 27 %

Figures in NOK billion

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END